

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Walter Michalec
Chief Financial Officer
PIONEER POWER SOLUTIONS, INC.
400 Kelby Street, 12th Floor
Fort Lee, New Jersey 07024

      Re: PIONEER POWER SOLUTIONS, INC.
          Registration Statement on Form S-3
          Filed August 30, 2023
          File No. 333-274266

Dear Walter Michalec:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing